January 9, 2008

Ted T. Cecala
Chief Executive Officer
Wilmington Trust Corp.
Rodney Square North
1100 North Market Street,
Wilmington, DE 19890

> **Re:** **Wilmington Trust Corp.**
> **Definitive 14A**
> **Filed March 8, 2007**
> **File No. 01-14659**

Dear Mr. Cecala:

We have reviewed your response letter dated October 1, 2007 and have the following comment. Please respond to our comment by January 23, 2008 or tell us by that time when you will provide us with a response. The comment requests revised disclosure in future filings and supplemental analysis, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Compensation Discussion and Analysis, page 14

1. In your response to prior comments 4, 5, and 6 you indicate that the Committee uses its subjective judgment to determine each of the named executive officer's cash incentive compensation and long term compensation award amounts. However, your disclosure and your responses reference individual and other performance objectives. Please revise your disclosure to clarify the subjective nature of your performance evaluation process and to discuss the material factors which affected the compensation awards made to each of the named executive officers, including factors which significantly affected the Committee's award determinations for the various named executives. Also, please clarify your disclosure on page 16 and 18 which indicates that your compensation structure has a formulaic element. To the extent that the named executives have objective performance targets which are communicated to them, please disclose the targets. If you believe that the targets are confidential, please provide the staff with your confidentiality analysis, analyzing how the disclosure of the targets could expose Wilmington Trust to competitive harm and provide the disclosure contemplated by Instruction 4 to Item 402. Furthermore, please discuss how the subjective

analysis of the performance of the named executive officers supports the objectives of the compensation program.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel